Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 28, 2007, relating to the consolidated financial statements and financial statement schedule of United Air Lines, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the emergence from bankruptcy, and changes in accounting for share based payments, and the method of accounting for and the disclosures regarding pension and postretirement benefits), appearing in the Annual Report on Form 10-K of United Air Lines, Inc. for the year ended December 31, 2006 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

June 19, 2007